SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number 001-38512

Oncolytics Biotech Inc.

(Translation of registrant's name into English)

Suite 804, 322 11th Avenue SW

Calgary, Alberta, Canada T2R 0C5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

At-the-Market Sales Agreement

On October 17, 2025, Oncolytics Biotech Inc. (the “Registrant”) entered into an At-the-Market Sales Agreement (the “Sales Agreement”) with BTIG, LLC (the “Agent”), pursuant to which the Registrant may offer and sell, from time to time, through or to the agent, acting as agent or principal, common shares, no par value (“Common Shares”), of the Registrant having an aggregate offering price of up to $50.0 million (the “Shares”).

The Registrant is not obligated to sell any Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Agent will use commercially reasonable efforts, consistent with its normal trading and sales practices, to sell Shares from time to time based upon the Registrant’s instructions, including any price, time or size limits or other customary parameters or conditions specified by the Registrant. Under the Sales Agreement, the Agent may sell Shares by any method permitted by law deemed to be an “at the market offering” under Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”). The Registrant will pay the Agent a commission equal to 3.0% of the gross proceeds from each sale of Shares and provide the Agent with customary indemnification and contribution rights. The Sales Agreement may be terminated by the Agent or the Registrant at any time upon ten (10) days’ notice to the other party.

The Shares will be offered pursuant to a shelf registration statement on Form F-3 (File No. 333-289819), which was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on August 29, 2025, and a prospectus supplement filed with the Commission on October 17, 2025 in connection with the offer and sale of the Shares pursuant to the Sales Agreement.

The Sales Agreement contains customary representations, warranties, covenants, indemnification obligations of the Registrant and the Agent, including for liabilities under the Securities Act and other obligations of the parties. The representations, warranties and covenants contained in the Sales Agreement were made only for purposes of such agreement, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 1.1 to this Current Report on Form 6-K.

The Registrant intends to use any net cash proceeds it receives from the issuance and sale by it of any Shares to or through the Agent to fund the clinical development of pelareorep and associated research and development expenses, for operating costs and for working capital and general corporate purposes.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any Shares under the Sales Agreement nor shall there be any sale of such Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No Shares may be offered or sold, directly or indirectly, to any person or company in Canada.

U.S. Domestication

On October 17, 2025, the Registrant filed a Form F-4 containing a management circular/prospectus with respect to its intended change of jurisdiction of incorporation from the Province of Alberta in Canada to the State of Nevada in the United States (the “Domestication”). As previously disclosed, the Registrant will cease to be a “foreign private issuer” under Commission rules effective January 1, 2026, and intends to have the Domestication effective at such time, or as soon as practicable thereafter. The Domestication is intended to reduce the regulatory burden and cost of being subject to the laws and regulations of both the United States and Canada and to facilitate shareholder value creation over the long term by, among other things, reducing the Registrant’s operating costs and enabling it to compete effectively in raising the capital necessary to continue to implement its strategic plan. In addition, the Registrant’s operations are located in the United States and a large percentage of its shareholders are located in the United States.

The Registrant chose the State of Nevada to be its domicile because of the more favorable corporate environment afforded by Nevada. For many years, Nevada has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has adopted, construed and implemented comprehensive, flexible corporate laws and corporate governance responsive to the legal and business needs of corporations organized under its laws. The Registrant considers Nevada’s statute-focused approach to corporate law and other merits of Nevada law and determined that Nevada’s approach to corporate law is likely to foster more predictability than Delaware’s approach. Among other things, the Nevada statutes codify the fiduciary duties of directors and officers, which decreases reliance on judicial interpretation and promotes stability and certainty for corporate decision-making. The Registrant also considered the increasingly litigious environment in Delaware, which has engendered less meritorious and costly litigation and has the potential to cause unnecessary distraction to the Registrant’s directors and management team and potential delay in its response to the evolving business environment. The Registrant believes that a more predictable legal environment will better permit it to respond to emerging business trends and conditions as needed.

There can be no assurance that the Domestication will occur on the expected timeline or at all, or that the Domestication will provide the Registrant and its shareholders with the benefits the Registrant expects. Furthermore, if the Domestication occurs, holders of Common Shares will hold common equity in a Nevada corporation that provides for rights, privileges and obligations that differ from those of the Common Shares, and in some cases those differences will be material.

INCORPORATION BY REFERENCE

This Current Report on Form 6-K, including exhibits 1.1, 5.1 and 23.1 attached hereto, is hereby incorporated by reference as an exhibit to the Registrant’s Registration Statements on Form F-3 (File No. 333-289819), Form S-8 (File No. 333-279926), and Form F-4 (File No. 333-[ • ]).

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	At-the-Market Sales Agreement, dated October 17, 2025, by and between the Registrant and BTIG, LLC
5.1	Opinion of Stikeman Elliott LLP
23.1	Consent of Stikeman Elliott LLP (contained in the opinion filed as Exhibit 5.1 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

	By:	/s/ Kirk Look
Kirk Look
Date: October 17, 2025		Chief Financial Officer